Osage Exploration and Development, Inc.

December 27, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance
Tel: (202) 551-3292

VIA EDGAR

Re:	Osage Exploration and Development, Inc. File No. 0-52718

Amendment No. 3 to Registration Statement on Form 10-SB
Filed November 20, 2007

Form 10-QSB for the quarter ended June 30, 2007, as amended
Filed July 30, 2007

Amendment No. 4 to Registration Statement on Form 10-SB
Filed November 30, 2007

Dear Ms. Levy:

Enclosed please find our response to the above filings relating to your letters dated December 7, 2007 and December 14, 2007.

1.	We have updated the information in the Form 10-SB to update the information consistent with our Form 10-QSB for the quarter ended September 30, 2007.

2.
We have received your engineering comments in a letter dated December 14, 2007 and accordingly are including as attachments to this response all supplemental material information previously submitted in our responses on EDGAR as required by Regulation S-T.

3.	We have revised the Form 10-SB to include discussion of the employment agreements and are filing the agreements as exhibits to Form 10-SB Amendment No. 5.

4.
We have revised our disclosure regarding the loan to executives to ensure consistency throughout the document. Furthermore, we have disclosed that Mr. Bradford and Mr. Furman have repaid in full the loans, plus accrued interest, in December 2007.

We believe that the changes contained in this Amendment no. 5 to the Company's Form 10-SB address the staff’s comments as set forth in your letters dated December 14, 2007 and December 21, 2007. Based on our discussions, we further believe that you have no additional comments and that no further review of the Registration Statement will be made.  In the event that the staff believes otherwise, we would appreciate receiving notification and guidance as soon as possible.

Thank you very much for your courtesy and attention. If you have any questions, please contact me immediately.

Regards,

Kim Bradford
President and CEO

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-551-0194 Fax: 858-729-0952